Exhibit 23(c)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-1 of our report dated February 18, 2010, relating to the consolidated financial statements of Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”) (which report expresses an unqualified opinion and includes an explanatory paragraph referring to Oncor Holdings as a wholly-owned subsidiary of Energy Future Holdings Corp., which was merged with Texas Energy Future Merger Sub Corp on October 10, 2007), appearing in the Annual Report on Form 10-K of Energy Future Holdings Corp. for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Dallas, Texas

December 17, 2010